EXHIBIT 99.1

News Release dated May 1, 2018, Suncor Energy declares dividend

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars.

Suncor Energy declares dividend

Calgary, Alberta (May 1, 2018) – Suncor Energy’s Board of Directors has approved a quarterly dividend of $0.36 per share on its common shares, payable June 25, 2018 to shareholders of record at the close of business on June 4, 2018.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com